UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q1 2018 Results

Item 1

ICL
Where needs take us

Consolidated Financial Statements (Unaudited)

As at March 31, 2018
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

March 31, 2018	March 31, 2017	December 31, 2017
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	798	81	83
Short-term investments and deposits	78	38	90
Trade receivables	1,014	968	932
Inventories	1,255	1,248	1,226
Assets held for sale	-	122	169
Other receivables	296	247	225
Total current assets	3,441	2,704	2,725

Non-current assets
Investments in equity-accounted investees	30	31	29
Investments at fair value through other comprehensive income	219	240	212
Deferred tax assets	123	144	132
Property, plant and equipment	4,577	4,349	4,521
Intangible assets	732	829	722
Other non-current assets	448	336	373
Total non-current assets	6,129	5,929	5,989

Total assets	9,570	8,633	8,714

Current liabilities
Short-term credit	642	590	822
Trade payables	736	695	790
Provisions	59	92	78
Liabilities held for sale	-	-	43
Other current liabilities	689	701	595
Total current liabilities	2,126	2,078	2,328

Non-current liabilities
Long-term debt and debentures	2,503	2,791	2,388
Deferred tax liabilities	255	305	228
Long-term employee provisions	588	595	640
Provisions	206	174	193
Other non-current liabilities	17	9	7
Total non-current liabilities	3,569	3,874	3,456

Total liabilities	5,695	5,952	5,784

Equity
Total shareholders’ equity	3,804	2,603	2,859
Non-controlling interests	71	78	71
Total equity	3,875	2,681	2,930

Total liabilities and equity	9,570	8,633	8,714

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
March 31, 2018	March 31, 2017	December 31, 2017
$ millions	$ millions	$ millions
Sales	1,404	1,295	5,418
Cost of sales	973	937	3,746
Gross profit	431	358	1,672

Selling, transport and marketing expenses	200	180	746
General and administrative expenses	70	66	261
Research and development expenses	14	15	55
Other expenses	8	-	90
Other income	(846)	(19)	(109)

Operating income	985	116	629

Finance expenses	40	91	229
Finance income	(25)	(77)	(105)

Finance expenses, net	15	14	124

Share in earnings of equity-accounted investees	1	1	-

Income before income taxes	971	103	505

Provision for income taxes	45	42	158

Net income	926	61	347

Net loss attributable to the non-controlling interests	(2)	(7)	(17)

Net income attributable to the shareholders of the Company	928	68	364

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.73	0.05	0.29

Diluted earnings per share (in dollars)	0.73	0.05	0.29

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,276,349	1,276,098	1,276,072

Diluted (in thousands)	1,277,595	1,276,975	1,276,997

The accompanying notes are an integral part of these condensed consolidated financial statements.

2 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2018	March 31, 2017	December 31, 2017
$ millions	$ millions	$ millions
Net income	926	61	347

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	42	30	152
Net changes of investments at fair value through other comprehensive income	(2)	(15)	(57)
Tax income relating to items that will be reclassified subsequently to net income	-	4	5
	40	19	100

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	48	(4)	(17)
Tax income (expense) relating to items that will not be reclassified to net income	(8)	1	3
	40	(3)	(14)

Total comprehensive income	1,006	77	433

Comprehensive loss attributable to the non-controlling interests	-	(7)	(13)

Comprehensive income attributable to the shareholders of the Company	1,006	84	446

The accompanying notes are an integral part of these condensed consolidated financial statements.

3 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2018	March 31, 2017	December 31, 2017
$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	926	61	347
Adjustments for:
Depreciation and amortization	97	94	390
Impairment	-	-	28
Exchange rate and interest expenses, net	-	57	137
Share in earnings of equity-accounted investees, net	(1)	(1)	-
Gain from divestiture of businesses	(841)	-	(54)
Other capital gains	-	(9)	-
Share-based compensation	8	2	16
Deferred tax expenses (income)	28	13	(46)
	(709)	156	471

Change in inventories	(42)	28	57
Change in trade and other receivables	(44)	(23)	21
Change in trade and other payables	(69)	(32)	(45)
Change in provisions and employee benefits	(26)	5	(4)
Net change in operating assets and liabilities	(181)	(22)	29

Net cash provided by operating activities	36	195	847

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	10	(10)	(65)
Purchases of property, plant and equipment and intangible assets	(127)	(106)	(457)
Proceeds from divestiture of businesses	931	-	6
Proceeds from sale of equity-accounted investee	-	-	168
Dividends from equity-accounted investees	-	3	3
Proceeds from sale of property, plant and equipment	-	12	12
Net cash provided by (used in) investing activities	814	(101)	(333)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(69)	(60)	(237)
Receipt (repayment) of long-term debt, net	168	(5)	(421)
Short-term credit from banks and others, net	(238)	(36)	147
Net cash used in financing activities	(139)	(101)	(511)

Net change in cash and cash equivalents	711	(7)	3
Cash and cash equivalents as at the beginning of the period	88	87	87
Net effect of currency translation on cash and cash equivalents	(1)	1	(2)
Cash and cash equivalents included as part of assets held for sale	-	-	(5)
Cash and cash equivalents as at the end of the period	798	81	83

The accompanying notes are an integral part of these condensed consolidated financial statements.

4 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the year ended
March 31, 2018	March 31, 2017	December 31, 2017
$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	29	21	127
Interest paid	22	21	111

Effect of businesses divestiture

As at
March 31, 2018
$ millions
Cash and cash equivalents	1
Trade and other receivables	34
Inventories	59
Property, plant and equipment	26
Intangible assets	64
Trade payables and other current liabilities	(28)
Deferred tax liabilities	(3)
Net assets and liabilities	153

Consideration received in cash (1)	965
Income tax paid	(33)
Cash disposed of	(1)
Net cash inflow	931

(1) The consideration includes a $12 million VAT payments of the buyer that was paid by the Company in April 2018. In addition to the consideration received in cash, preferred equity certificates in the amount of $57 million were also received.

The accompanying notes are an integral part of these condensed consolidated financial statements.

5 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the three-month period ended March 31, 2018

Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930
Share-based compensation	-	-	-	8	-	-	8	-	8
Dividends	-	-	-	-	-	(69)	(69)	-	(69)
Comprehensive income	-	-	40	(2)	-	968	1,006	-	1,006
Balance as at March 31, 2018	545	186	(293)	36	(260)	3,590	3,804	71	3,875

The accompanying notes are an integral part of these condensed consolidated financial statements.

6 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the three-month period ended March 31, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends	-	-	-	-	-	(57)	(57)	-	(57)
Comprehensive income (loss)	-	-	30	(11)	-	65	84	(7)	77

Balance as at March 31, 2017	544	174	(451)	70	(260)	2,526	2,603	78	2,681

The accompanying notes are an integral part of these condensed consolidated financial statements.

7 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the year ended December 31, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	1	12	-	3	-	-	16	-	16
Dividends	-	-	-	-	-	(177)	(177)	(1)	(178)
Comprehensive income (loss)	-	-	148	(52)	-	350	446	(13)	433
Balance as at December 31, 2017	545	186	(333)	30	(260)	2,691	2,859	71	2,930

The accompanying notes are an integral part of these condensed consolidated financial statements.

8 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company), is a leading global specialty minerals group that operates a unique, integrated business model.

The Company competitively extracts certain minerals as raw materials and utilizes sophisticated processing and product formulation technologies to add value to customers in two main end‑markets: agriculture and industrial (including food additives).

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on both the Tel‑Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The Company is a subsidiary of Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2017 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Initial application of new standards, amendments to standards and interpretations

(1)          IFRS 15, Revenue from Contracts with Customers

As from January 1, 2018 the Company initially applies International Financial Reporting Standard 15 (hereinafter in this section - the Standard) which provides guidance on revenue recognition. The Standard establishes two approaches to revenue recognition: at a point in time or over time. The Standard introduces a five step model for analyzing transactions in order to determine the timing of the recognition and the amount of revenue. In addition, the Standard provides new and broader disclosure requirements than those existing today. The Company elected to apply the Standard using the cumulative effect approach.

9 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)          IFRS 15, Revenue from Contracts with Customers (cont’d)

The implementation of the Standard did not have a material effect on the financial statements, therefore the balance of retained earnings as of January 1, 2018 was not adjusted.

According to the Standard, the Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

(2)          IFRS 9 (2014), Financial Instruments

As from the first quarter of 2018, the Company applies IFRS 9 (2014) “Financial Instruments” (hereinafter in this section – the Standard), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (hereinafter – IAS 39). The Company has chosen to apply the Standard as from January 1, 2018, without revision of the comparative data. Implementation of the Standard did not have a material effect on the financial statements and, therefore, the balance of retained earnings as of January 1, 2018 was not adjusted.

On the initial implementation date, the Company chose to designate the investment in YTH shares at fair value through other comprehensive income (under IAS 39, the investment in YTH shares was classified as an available-for-sale financial asset).

Initial recognition and measurement

The Company initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets and financial liabilities are recognized initially on the trade date at which time the Company becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability is initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to acquisition or issuance of the financial asset or financial liability. A trade receivable that does not include a significant financing component is initially measured at the transaction price.

Financial assets – classification and subsequent measurement

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

10 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

Initial application of new standards, amendments to standards and interpretations (cont’d)

(2)          IFRS 9 (2014), Financial Instruments (cont’d)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

-    It is held as part of a business model whose objective is to hold assets in order to collect the contractual cash flows; and

-  The contractual terms of the financial asset give rise on specified dates to cash flows representing solely payments of principal and interest on the principal amount outstanding.
In certain cases, on initial recognition of an equity investment that is not held for trading, the Group irrevocably elects to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. Upon initial recognition, the Group designates financial assets as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Impairment

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of impairment

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.
Impairment losses related to trade and other receivables, including contract assets, are presented separately in the statement of profit or loss and other comprehensive income. Impairment losses on other financial assets are presented under financing expenses.

11 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments:

ICL is a leading global specialty minerals company that operates a unique, integrated business model. The Company operates via two segments: the Essential Minerals segment and the Specialty Solutions segment.

Essential Minerals Segment – this segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The segment targets agriculture markets and constantly focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. ICL Potash & Magnesium also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate Commodities – ICL Phosphate Commodities mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate Commodities produces sulphuric acid, fertilizer-grade (“green”) phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe, mainly used as a raw material for the production of the Company’s downstream phosphate value chain and marketed worldwide, primarily in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces water soluble specialty fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, China, North America and Israel.

Specialty Solutions Segment – This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the KCl production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products produces several grades of KCl, salt, magnesium chloride and magnesia products. ICL Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

12 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

A.	General (cont’d)

1.   Information on operating segments: (cont'd)

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, cleaning materials, oral hygiene, carbonated drinks and asphalt modification. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the fertilizer-grade phosphoric acid manufactured by ICL Phosphate Commodities and also manufactures thermal phosphoric acid. The purified phosphoric acid and thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. During the first quarter of 2018, ICL’s fire safety and oil additives (P2S5) businesses were sold. For additional information see “Other Information”.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3.   Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements. The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

13 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

B.  Operating segment data

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the three-month period ended March 31, 2018

Sales to external parties	641	752	11	-	1,404
Inter-segment sales	18	62	2	(82)	-
Total sales	659	814	13	(82)	1,404

Segment profit	131	90	1		222
General and administrative expenses					(70)
Other income not allocated to segments and intercompany eliminations					833
Operating income					985

Financing expenses, net					(15)
Share in earnings of equity-accounted investee					1
Income before taxes on income					971

Capital expenditures	19	93	-		112
Capital expenditures not allocated					1
Total capital expenditures					113

Depreciation and amortization	27	69	1		97
Total depreciation and amortization					97

14 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B.  Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the three-month period ended March 31, 2017

Sales to external parties	599	686	10	-	1,295
Inter-segment sales	14	48	1	(63)	-
Total sales	613	734	11	(63)	1,295

Segment profit	115	66	-		181
General and administrative expenses					(66)
Other unallocated income and intercompany eliminations					1
Operating income					116

Financing expenses, net					(14)
Share in earnings of equity-accounted investee					1
Income before taxes on income					103

Capital expenditures	12	99	-		111
Capital expenditures not allocated					1
Total capital expenditures					112

Depreciation and amortization	28	65	1		94
Total depreciation and amortization					94

15 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B.  Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2017

Sales to external parties	2,588	2,789	41	-	5,418
Inter-segment sales	62	219	2	(283)	-
Total sales	2,650	3,008	43	(283)	5,418

Segment profit	554	359	1		914
General and administrative expenses					(261)
Other expenses not allocated to segments and intercompany eliminations					(24)
Operating income					629

Financing expenses, net					(124)
Income before taxes on income					505

Capital expenditures	80	423	1		504
Capital expenditures not allocated					3
Total capital expenditures					507

Depreciation, amortization and impairment	111	274	3		388
Depreciation ,amortization and impairment not allocated					30
Total depreciation, amortization and impairment					418

16 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segments (cont'd)

C.   Sales by Business Lines

1-3/2018		1-3/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Specialty Solutions Segment
Industrial Products	317	22	310	24	1,193	22
Advanced Additives	177	13	169	13	877	16
Food Specialties	167	12	138	11	596	11
	661	47	617	48	2,666	49
Essential Minerals Segment
Potash & Magnesium	353	25	283	22	1,383	26
Phosphate Commodities	265	19	292	22	1,052	19
Specialty Fertilizers	221	16	192	15	692	13
	839	60	767	59	3,127	58
Other activities and intercompany sales	(96)	(7)	(89)	(7)	(375)	(7)
Total	1,404	100	1,295	100	5,418	100

D.  Sales by Geographical Regions

1-3/2018		1-3/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Europe	583	42	534	41	1,918	35
Asia	334	24	282	22	1,342	25
North America	267	19	294	23	1,175	22
South America	119	8	98	8	666	12
Rest of the world	101	7	87	6	317	6
Total	1,404	100	1,295	100	5,418	100

17 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 3 - Operating Segments (cont'd)

E.   Sales by Main Countries

1-3/2018		1-3/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	245	18	276	21	1,091	20
China	166	12	145	11	724	13
United Kingdom	117	8	89	7	328	6
Brazil	106	8	77	6	594	11
Germany	104	7	98	8	378	7
France	74	5	71	5	265	5
Spain	72	5	79	6	264	5
Israel	48	3	52	4	171	3
Italy	42	3	40	3	121	2
India	40	3	37	3	200	4
All other	390	28	331	26	1,282	24
Total	1,404	100	1,295	100	5,418	100

18 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables and other debit balances, short-term credit, payables and other credit balances and long-term loans bearing variable interest and other liabilities, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2018		March 31, 2017		December 31, 2017
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	294	302	285	298	271	279

Debentures bearing fixed interest
Marketable	1,248	1,280	1,232	1,236	1,247	1,291
Non-marketable	278	283	278	279	281	288
	1,820	1,865	1,795	1,813	1,799	1,858

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:
Level 1: Quoted (unadjusted) prices in an active market for identical instruments.
Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.
Level 3: Inputs that are not based on observable market data.

March 31, 2018
Level 2
$ millions

Investments at fair value through other comprehensive income (1)	219
Derivatives used for economic hedging, net	47
266

March 31, 2017
Level 2
$ millions

Investments at fair value through other comprehensive income (1)	240
Derivatives used for economic hedging, net	51
291

19 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy (cont'd)

December 31, 2017
Level 2
$ millions

Investments at fair value through other comprehensive income (1)	212
Derivatives used for economic hedging, net	63
275

(1)     Investment in 15% of the share capital of YTH, which is subject to a three-year lock‑up period as required by Chinese law, which will expire in January 2019. Measurement of the fair value of the discount rate in respect of the lock‑up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on a YTH share in this period. The impact deriving from a possible and reasonable change in these data items, which are not observed, is not material.

20 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions

A.	Share‑based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (millions)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5.6	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan to 509 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date. (2) one third at the end of 24 months after the grant date. (3) one third at the end of 36 months after the grant date.	March 6, 2025

Additional Information

March 2018 Options Grant
Share price	NIS 15.15 ($4.38)*
CPI-linked exercise price	NIS 14.52 ($4.20)*
Expected volatility	28.90%
Expected life of options (in years)	7
Risk-free interest rate	0.03%
Total fair value	$8 million
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

* The share price and exercise price are translated based on the exchange rate on the grant date for convenience purposes only.

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The fair value of the options was estimated using the Black & Scholes model for pricing options. The exercise price is linked to the CPI that is known on the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share, based on the amount thereof in NIS on the effective date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period.

The cost of grants complying with the Company’s policy relating to “Rule 75” (accelerated vesting period for employees which their age plus their years of employments in the Company exceed 75) is recognized in the income statements at the grant day.
21 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

A.	Share‑based payments to employees (cont’d)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (millions)	Vesting conditions	Instrument terms	Additional Information	Fair value at the grant date ($ millions)
March 6, 2018	Officers and senior employees	1.7	3 equal tranches: (1) one third at the end of 12 months after the grant date. (2) one third at the end of 24 months after the grant date. (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date.	8

Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 13, 2018	March 14, 2018	70	0.05
May 10, 2018 (after the date of the report)*	June 20, 2018	52	0.04

* The dividend will be distributed on June 20, 2018, with a record date for eligibility for the dividend of June 6, 2018.

22 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.     Further to Note 11 to the annual financial statements, on March 28, 2018, the Company completed the sale transaction of the fire safety and oil additives business, for a consideration of $1,010 million, of which $953 million is in cash and $57 million is in the form of preferred equity certificates issued by a subsidiary of the buyer. As a result of that stated above, as part of the financial statements for the first quarter of 2018, the Company recorded a capital gain, net of transaction expenses, of $841 million, which is presented under "other income" in the consolidated statement of income.

2.     In March, 2018, an application for certification of a claim as a class action was filed with the District Court in Be’er Sheva by two groups: the first class constituting the entire public in the State of Israel and the second class constituting visitors of Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Amfert Negev Ltd. and Periclase Dead Sea Ltd. (hereinafter – the Respondents). According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and in doing so the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Tort Ordinance – breach of statutory duty, negligence and unjust enrichment. As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $410 million). In the Company's estimation, in light of the early stage of the proceeding and due to unprecedented questions that arise from the request, it is not possible to assess, at this stage, the chances the application will be accepted.

3.     Further to Note 21 to the annual financial statements, in connection with the three applications for certification of claims as class actions against the Company as a result of a partial collapse of the dike in the evaporation pond of Rotem Amfert Negev Ltd. (hereinafter – Rotem) which caused contamination of the Ashalim Stream and its surrounding area, on May 1, 2018, the Israel Nature and Parks Authority (hereinafter – NPA) filed a motion with the Be’er Sheva District Court to strike the three applications mentioned above as according to NPA, it is the entity most suitable to serve as a representative plaintiff in a class action in this regard.

Simultaneously, NPA filed an application for certification of a class action against the Company, Rotem and past and present officers of the Company and Rotem (jointly hereinafter - the Respondents), respecting to the Ashalim incident. According to NPA, the Respondents, jointly and\or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of tort law, unjust enrichment law and by virtue of any law.

Within the Application the Court was requested, among other things, to issue orders the purpose of which is to take all necessary measures in order to prevent recurrence of the environmental hazard, and also to cooperate with NPA and the State’s authorities in order to minimize the ecological and environmental damage and cause the restoration of the nature reserve. Furthermore, the Court is requested to grant monetary relief to the harmed public, due to the ecological and environmental damage, and to grant a monetary relief for purposes of restoration of the nature reserve, collectively in the amount of NIS 397 million (approximately $110 million).

23 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

3.     (Cont’d)

The Company is reviewing the Application and considering its legal steps. In light of the preliminary stages of the Application and the scarcity of similar precedents, at this stage, there is a difficulty in estimating the outcome of this proceeding.

4.     Further to Note 21 to the annual financial statements, in connection with the appeal filed by Adam Teva V’Din – Israeli Association for Environmental Protection (hereinafter – ATD) in the matter of the building permit for Pond 4, in March 2018, the Appeals Committee fully rejected the claims of ATD regarding the permit, which remains in effect up to May 31, 2018. Regarding the permits for Pond 5, the Appeals Committee determined that in connection with the northern part of the Pond, the permits for preparation and use can presently be issued. As for the southern part of the pond, the Committee determined that the permit for continuation of the preparation works and the use permit will be subject to a decision of the Tamar Local Committee, which will be issued pursuant to the results of a discussion, headed by the Ministry of Environmental Protection, relating to the future of the gypsum ponds and their location.

5.     Further to Note 21 to the annual financial statements, in connection with the royalty arbitration proceedings, in March 2018, the Company filed a counter‑opinion in respect of the State's claim to an additional amount as a result of an alleged underpayment of royalties. The Company believes that the State's main claims are unfounded and in its estimation the chances they will be rejected by the arbitrators are higher than they will be accepted. As at the date of the report, the Company has paid the full amount of the additional royalties in connection with the claims that are not disputed.

6.     In January 2018, in light of the Company's decision to discontinue the production of potash at ICL UK and transition to full production of Polysulphate in the second half of 2018, a plan was approved for personnel reduction, following which the Company recorded an increase of about $7 million in the provision for employee benefits in its financial statements for the first quarter of 2018.

7.     Further to Note 26 to the annual financial statements, in connection with the framework agreement with the controlling shareholder, Israel Corporation Ltd., during the first quarter of 2018, the Company repaid all of its loans, in the amount of $175 million.

8.     On March 21, 2018, the credit rating company Fitch Ratings reaffirmed the Company's international credit rating, BBB- with a stable rating outlook.
24 Israel Chemicals Limited Quarterly Report

ICL

Where needs take us

ICL

Operating and Financial Review

March 31, 2018

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 7, 2018.

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

The attached report for the first quarter of 2018 (hereinafter – “the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2017 (hereinafter – “the Annual Report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 7, 2018, and up to the publication date of the Quarterly Report.

26 Israel Chemicals Limited Q1 2018 Results

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in two key end‑markets: agriculture and industrial. Our operations are organized under two segments: the Essential Minerals segment and the Specialty Solutions segment. The Essential Minerals segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Operating Segments

Our operations are organized under two segments: the Essential Minerals segment and the Specialty Solutions segment.

Essential Minerals Segment – this segment targets agriculture markets and constantly focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position. The segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. ICL Potash & Magnesium also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate Commodities – ICL Phosphate Commodities mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate Commodities produces sulphuric acid, fertilizer-grade (“green”) phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe, mainly used as a raw material for the production of the Company’s downstream phosphate value chain and marketed worldwide, primarily in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces water soluble specialty fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, China, North America and Israel.

27 Israel Chemicals Limited Q1 2018 Results

Specialty Solutions Segment – this segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence. The segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the KCl production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products produces several grades of KCl, salt, magnesium chloride and magnesia products. ICL Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, cleaning materials, oral hygiene, carbonated drinks and asphalt modification. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the fertilizer-grade phosphoric acid manufactured by ICL Phosphate Commodities and also manufactures thermal phosphoric acid. The purified phosphoric acid and thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. During the first quarter of 2018, ICL’s fire safety and oil additives (P2S5) businesses were sold. For additional information see “Other Information”.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

28 Israel Chemicals Limited Q1 2018 Results

Financial Figures and Non-GAAP Financial Measures

1-3/2018		1-3/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,404	-	1,295	-	5,418	-
Gross profit	431	31	358	28	1,672	31
Operating income	985	70	116	9	629	12
Adjusted operating income (1)	151	11	116	9	652	12
Net income - shareholders of the Company	928	66	68	5	364	7
Adjusted net income - shareholders of the Company (1)	106	8	68	5	389	7
Adjusted EBITDA (2)	251	18	218	17	1,059	20
Cash flows from operating activities	36	-	195	-	847	-
Purchases of property, plant and equipment and intangible assets (3)	127	-	106	-	457	-

(1) See “Adjustments to reported operating and net income” below.

(2) See “Adjusted EBITDA for the periods of activity" below.

(3) See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

29 Israel Chemicals Limited Q1 2018 Results

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Adjustments to reported operating and net income

1-3/2018	1-3/2017	2017
$ millions	$ millions	$ millions
Operating income	985	116	629
Capital gain (1)	(841)	-	(54)
Write-down and impairment of assets (2)	-	-	32
Provision for early retirement and dismissal of employees (3)	7	-	20
Provision for legal claims (4)	-	-	25
Total adjustments to operating income	(834)	-	23
Adjusted operating income	151	116	652
Net income attributable to the shareholders of the Company	928	68	364
Total adjustments to operating income	(834)	-	23
Adjustments to finance expenses (5)	-	-	-
Total tax impact of the above operating income & finance expenses adjustments	12	-	(4)
Tax assessment and deferred tax adjustments (6)	-	-	6
Total adjusted net income - shareholders of the Company	106	68	389

(1)   Capital gain from sale of low-synergy businesses. In 2018, capital gain from the sale of the Oil Additives (P2S5) and Fire Safety businesses. In 2017, capital gain from IDE divestiture, additional consideration received regarding earn-out of 2015 divestitures and capital gain from deconsolidation of Allana Afar in Ethiopia.

(2)   Impairment in value and write-down of assets relating to impairment of an intangible asset in Spain, write-down of an investment in Namibia and impairment of assets in China and the Netherlands.

(3)   Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2018, provisions relating to the Company’s facilities in the United Kingdom. In 2017, provisions relating to ICL Rotem’s facilities in Israel, and to subsidiaries in North America (Everris NA Inc.) and Europe (Everris International B.V and BK Giulini GmbH).

30 Israel Chemicals Limited Q1 2018 Results

(4)   Provision for legal claims following the judgement relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, a decision of the European Commission concerning past grants received by a subsidiary in Spain, claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, reversal of the provision for retroactive electricity charges in connection with prior periods and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation).

(5)   Interest and linkage expenses related to a decision of the European Commission which was fully offset by income in connection with the resolution of the Appeals Court for Tax Matters in Belgium.

(6)   An internal transaction in preparation of the low-synergy business divestitures, resulting in tax liabilities (see also capital gain from divestment of the Fire Safety and Oil Additives businesses above), and tax income relating to the resolution of the Appeals Court for Tax matters in Belgium.

Consolidated adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2018	1-3/2017	2017
$ millions	$ millions	$ millions
Net income attributable to the shareholders of the Company	928	68	364
Depreciation and Amortization	97	94	390
Financing expenses, net	15	14	124
Taxes on income	45	42	158
Adjustments*	(834)	-	23
Total adjusted EBITDA	251	218	1,059

* See "Adjustments to reported operating and net income" above.
31 Israel Chemicals Limited Q1 2018 Results

Business line's additional information

For the three-month period ended March 31, 2018	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Phosphate Commodities	Specialty Fertilizers	Setoff	Segment Total	Industrial Products	Advanced Additives*	Food Specialties	Setoff	Segment Total
	$ millions					$ millions
Sales	353	265	221	(25)	814	317	177	167	(2)	659
Business line's profit**	62	6	25	(3)	90	78	34	18	1	131
Depreciation & Amortization	34	30	5	-	69	15	7	5	-	27
Capital expenditures	62	30	1	-	93	13	3	3	-	19

For the three-month period ended March 31, 2017	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Phosphate Commodities	Specialty Fertilizers	Setoff	Segment Total	Industrial Products	Advanced Additives*	Food Specialties	Setoff	Segment Total
	$ millions					$ millions
Sales	283	292	192	(33)	734	310	169	138	(4)	613
Business line's profit**	37	8	20	1	66	77	25	12	1	115
Depreciation & Amortization	29	32	4	-	65	16	8	4	-	28
Capital expenditures	58	39	2	-	99	9	1	2	-	12

For the year ended December 31, 2017	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Phosphate Commodities	Specialty Fertilizers	Setoff	Segment Total	Industrial Products	Advanced Additives*	Food Specialties	Setoff	Segment Total
	$ millions					$ millions
Sales	1,383	1,052	692	(119)	3,008	1,193	877	596	(16)	2,650
Business line's profit**	282	23	56	(2)	359	303	201	51	(1)	554
Depreciation & Amortization	128	127	19	-	274	61	32	18	-	111
Capital expenditures	270	141	12	-	423	49	15	16	-	80

*	The operating results presented herein include the results of ICL’s Fire Safety and Oil Additives (P2S5) businesses which were sold during Q1 2018. For additional information see “Other Information”.
**	The Company does not attribute general and administrative expenses, finance expenses or tax expenses by segment or to individual business lines.

32 Israel Chemicals Limited Q1 2018 Results

Consolidated Results of Operations

Results of operations for the period January – March 2018

Sales	Expenses	Operating income
$ millions	$ millions	$ millions
Q1 2017 figures	1,295	(1,179)	116
Total adjustments Q1 2017	-	-	-
Adjusted Q1 2017 figures	1,295	(1,179)	116
Quantity	(54)	63	9
Price	76	-	76
Exchange rate	87	(100)	(13)
Raw materials	-	(17)	(17)
Energy	-	(7)	(7)
Transportation	-	(7)	(7)
Operating and other expenses	-	(6)	(6)
Adjusted Q1 2018 figures	1,404	(1,253)	151
Total adjustments Q1 2018*	-	(834)	(834)
Q1 2018 figures	1,404	(419)	985

* See "Adjustments to reported operating and net income" above.

-
Quantity – higher sales quantities of potash in ICL Potash & Magnesium, dairy proteins in ICL Food Specialties and specialty agriculture products in ICL Specialty Fertilizers were more than offset by lower sales quantities of clear brine fluids in ICL Industrial Products and phosphate fertilizers and phosphoric acid in ICL Phosphate Commodities.

However, improved mix, mainly due to increased share of sales from higher-margin sites at ICL Potash, resulted in a positive contribution to the operating income.

-
Price – the increase derives mainly from an increase in the selling prices of potash in ICL Essential Minerals (an increase of $28 in the average FOB price per ton compared to the corresponding quarter last year), as well as bromine-based industrial products and specialty phosphates (acids and food phosphates) in ICL Specialty Solutions.

-
Exchange rate – the negative impact on the operating income derives mainly from the upward revaluation of the shekel and the euro against the dollar increasing production costs, partly offset by the upward revaluation of the euro against the dollar which increased revenue.

-
Raw materials – the negative impact on the operating income derives mainly from an increase in sulphur prices (used for production in ICL Phosphate Commodities and ICL Advanced Additives) and an increase in commodity fertilizers prices (used for products of ICL Specialty Fertilizers).

-	Energy – the negative impact derives mainly from an increase in electricity prices, together with higher gas and water costs.

-
Transportation – The negative impact derives mainly from an increase in marine transportation prices and an increase in potash quantities sold, partly offset by a decrease in the quantities of ICL Phosphate Commodities’ products sold.

-	Operating and other expenses – the negative impact derives mainly from insurance income in Israel, recorded in the corresponding quarter last year.

33 Israel Chemicals Limited Q1 2018 Results

The following table sets forth sales by geographical regions based on the location of the customer:

1-3/2018		1-3/2017
$ millions	% of sales	$ millions	% of sales
Europe	583	42	534	41
Asia	334	24	282	22
North America	267	19	294	23
South America	119	8	98	8
Rest of the world	101	7	87	6
Total	1,404	100	1,295	100

Europe – the increase derives mainly from an increase in the selling prices of potash, quantities sold of specialty agriculture products and the positive impact of the upward revaluation of the euro against the dollar.

Asia – the increase derives mainly from an increase in the selling prices and quantities sold of potash, quantities sold of specialty agriculture products, together with an increase in the selling prices of bromine-based industrial products. The increase was partly offset by a decline in phosphate fertilizers quantities sold.

North America – the decrease derives mainly from a decline in clear brine fluids and potash quantities sold.

South America – the increase derives mainly from an increase in potash selling prices and quantities sold.

Rest of the world – the increase derives mainly from an increase in the quantities of dairy protein products sold, which was partly offset by a decrease in potash quantities sold in Israel.

Financing expenses, net

The net reported financing expenses in the first quarter of 2018 amounted to $15 million, compared with net financing expenses of $14 million in the corresponding quarter last year. The financing expenses compared with the corresponding quarter last year were impacted mainly by an increase, in the amount of $4 million, in respect of the change in the fair value of foreign-currency hedging transactions. This increase was mostly offset by a decrease in the interest expenses in respect of provisions for employee benefits.

Tax expenses

The tax expenses in the first quarter of 2018 amounted to $45 million, reflecting an adjusted effective tax rate of about 24%. The Company’s tax rate in Q1 2018 was impacted mainly by a decrease in tax rate following the tax reform in the US at the end of 2017 and the devaluation of the shekel against the dollar during the quarter.

34 Israel Chemicals Limited Q1 2018 Results

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements. The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Specialty Solutions Segment

This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly‑tailored customer focus, product innovation and commercial excellence.

Significant highlights and business environment

A. Industrial Products

•	ICL Industrial Products recorded another quarter of solid performance.

•
During the first quarter of 2018 Elemental bromine prices in China softened slightly and gradually compared to the previous quarter due to increased production in China, as the seasonal winter production shutdown ended and lower environmental-related regulation pressure on bromine producers.

•	Stable to moderately growing demand for bromine-based flame retardants. Sales were higher compared to Q1 2017, mainly as a result of higher prices.

•
Phosphorous‑based flame retardants revenues increased as higher selling prices and favorable foreign exchange rate more than offset lower volumes due to a shortage of other raw materials used in the production of our customers’ final products.

•	1-year agreements were secured with strategic customers of bromine and bromine derivatives with higher prices and volumes.

•	Sales in Q1 2018 of clear brine fluids decreased compared to Q1 2017 as a major customer of ICL Industrial Products lost market share.

•	Higher profitability for magnesia products as a result of higher selling prices and a focus on higher margin applications.

•	Higher sales of solid MgCl2 for deicing due to the weather conditions on the east coast of the US during the first quarter of 2018.

•	We expect Q2 2018 to continue the trend and maintain the high profitability levels achieved.

35 Israel Chemicals Limited Q1 2018 Results

Specialty Solutions Segment information as at March 31, 2018 (Unaudited)

B. Advanced Additives

Total Advanced Additives sales exceeded the corresponding quarter last year and were supported by several factors:

•	Global sales of salts and acids increased by approximately 10% compared to the corresponding quarter last year.

o
The business line’s performance was favorably impacted by demand from new acid and salts customers together with higher volumes to the oral care and chemical processing industries in Europe. This compensated the lower sales to the existing customer base as a result of the roll out of the value-oriented pricing approach.

o	Continued growth of the P2O5 business in China was driven by YPH Joint Venture’s increased local market share for acids. Salts sales remained at previous year’s level.

o
Acids and salts revenue in North America was stable at the level of the corresponding quarter last year. The South American market continued its good performance exceeding the corresponding quarter last year by approximately 25% as a result of an increase in acids exports from Brazil to other South American countries and higher market prices.

o	The market demand for acids and salts in the first quarter was stable globally and is expected to remain on a similar level for all of 2018.

o
The Paints and Coatings sub-business line experienced strong performance globally during Q1 2018 and sales increased by approximately 25% compared to the corresponding quarter last year. This was driven mainly by increased volumes and improved average prices, especially of stabilizers and organic products.

o	Average prices in the business line increased for the third consecutive quarter as a result of the new value-oriented pricing approach.

•
The Oil Additives (P2S5) and Fire Safety businesses were divested at the end of the first quarter of 2018. As a result, the Company recognized a capital gain of $841million (see also “Other Information”). The aggregate sales and operating income of these businesses in the first quarter of 2018 were slightly below the first quarter of 2017.

36 Israel Chemicals Limited Q1 2018 Results

Specialty Solutions Segment information as at March 31, 2018 (Unaudited)

C. Food Specialties

•
ICL Food Specialties’ revenue in the first quarter of 2018 was significantly higher versus the first quarter of 2017. Recovered volumes in the dairy protein business in the infant food market were the main driver for this increase.

•
The strong recovery in the dairy protein business during the quarter was especially driven by improved demand in the Chinese market. Since the second half of 2017 the dairy protein business has successfully diversified its customer base, and is continuing to focus on developing organic dairy solutions for the infant food industry.

•
ICL Food Specialties’ food phosphates and multi-ingredient blends business experienced some upward pressure on costs of certain raw materials during the quarter. The business line adjusted its selling prices accordingly and put into place a new global value-oriented pricing approach. Sales in North America were below the corresponding quarter last year driven by competitive pressure in the bakery market. In Europe, although the business line was still negatively impacted in Q1 2018 by the transition to a new distributor in Russia, it expects a stronger ramp-up of distribution in the remaining quarters of the year.

Results of Operations – Specialty Solutions Segment
1-3/2018	1-3/2017	2017
$ millions	$ millions	$ millions
Industrial Products	317	310	1,193
Sales to external customers	314	308	1,179
Sales to internal customers	3	2	14
Advanced Additives*	177	169	877
Sales to external customers	162	155	824
Sales to internal customers	15	14	53
Food Specialties	167	138	596
Sales to external customers	165	136	585
Sales to internal customers	2	2	11
Setoff	(2)	(4)	(16)
Total segment sales	659	613	2,650
Segment profit	131	115	554

* The operating results presented herein include the results of ICL’s fire safety and oil additives (P2S5) businesses which were sold during Q1 2018. For additional information see “Other Information”.

37 Israel Chemicals Limited Q1 2018 Results

Specialty Solutions Segment information as at March 31, 2018 (Unaudited)

Results of operations for the period January – March 2018

Sales analysis	Industrial Products	Advanced Additives*	Food Specialties	Setoff	Segment Total
$ millions
Total sales Q1 2017	310	169	138	(4)	613
Quantity	(17)	(8)	13	2	(10)
Price	15	7	3	-	25
Exchange rate	9	9	13	-	31
Total sales Q1 2018	317	177	167	(2)	659

* The operating results presented herein include the results of ICL’s fire safety and oil additives (P2S5) businesses which were sold during Q1 2018. For additional information see “Other Information”.

-
Quantity – the decrease derives mainly from a decrease of clear brine fluids' quantities sold in ICL Industrial Products due to a major customer's loss of market share, a decrease in quantities sold in the Oil Additives (P2S5) sub-business line of ICL Advanced Additives together with a decrease in the quantities of food phosphates and multi-ingredient blends in ICL Food Specialties. This decrease was partly offset by an increase in dairy protein quantities sold in ICL Food Specialties, mainly due to higher demand in the Chinese market.

-
Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and food phosphates and multi-ingredient blends in ICL Food Specialties.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar compared to the corresponding quarter last year.

Segment profit analysis	$ millions
Total operating income Q1 2017	115
Quantity	(9)
Price	25
Exchange rate	2
Raw materials	(5)
Energy	(1)
Transportation	-
Operating and other (expenses) income	4
Total operating income Q1 2018	131

-
Quantity – the decrease derives mainly from a decrease of clear brine fluids' quantities sold in ICL Industrial Products due to a major customer's loss of market share, partly offset by an increase in dairy protein quantities sold in ICL Food Specialties, mainly due to higher demand in the Chinese market.

-
Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and food phosphates and multi-ingredient blends in ICL Food Specialties.

-
Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar increasing revenues. This increase was partly offset by the upward revaluation of the euro and the shekel against the dollar increasing production costs.

-
Raw materials – the decrease derives mainly from an increase in cleaner green phosphoric acid (4D) prices which is used for white phosphoric acid production in ICL Advanced Additives, mainly as a result of higher sulphur prices.

38 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

Essential Minerals Segment

This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The segment targets agriculture markets and constantly focuses on efficiency, process innovation and operational excellence.

Business environment overview

•
Although some recovery in crop commodity prices was seen during the first quarter of this year, prices are still around ten-year low level. A recent report by the USDA (United States Department of Agriculture) reduced the expected yield for wheat, which caused prices to increase. The President Trump/China “Fair Trade” affair has caused concern among America’s farmers, that the threat by China to impose a 25% tariff on soybean imports will limit export to the country.

•
Based on the WASDE report published by the USDA in April 2018, the grain stock to use ratio for 2017/2018 agricultural year is expected to decrease slightly to 24.9%, compared with 25.5% at the end of the 2016/2017 agricultural year, and compared with 25.8% in the 2015/2016 agricultural year.

•
According to the forecast of the FAO (Food and Agriculture Organization of the UN) from April 2018, early indications point to smaller wheat and coarse grain crops in 2018, due to less favorable weather conditions, low wheat prices and a shift away from corn to soybeans.

•
A major pillar in the Company's strategy is to grow the semi-specialty business, including the following products: Polysulphate, Potash Plus, PKpluS and others. During the first quarter of 2018, Potash Plus was produced for samples and trials toward a commercial launch in the second half of 2018. In the first quarter of 2018, total sales of the semi-specialty products were $28 million, including blended fertilizers in different compositions which are also enhanced with Polysulphate.

39 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

Significant highlights and business environment

A.          Potash and Magnesium

•
Potash prices continued to firm during the first quarter of 2018, supported by healthy demand. According to CRU (Fertilizer Week Historical Prices, April 5, 2018), the average CFR Brazil price (all supply sources) for the first quarter was $293 per tonne, $13 per tonne and $48 per tonne (20%) higher than in the fourth and the first quarter of 2017, respectively.

•	There has been very little activity towards 2018 contract settlements in India and China. The government of India has announced that the subsidy allocation for potash will decrease by around 10% in 2018/2019, reflecting a $12 per tonne decrease.

•
Market observers estimate a $55-60 per tonne difference between Chinese importers and the price proposed by suppliers for the 2018 contract price. According to recent media reports, BPC (Belarussian Potash Company) expects an increase of more than $20 per tonne in the 2018 contract price compared to the 2017 price.

•	According to customs data, China imported about 2.74 million tonnes of potash during the first quarter of 2018, about a 4.4% decrease compared to the corresponding quarter last year.

•
According to the FAI (Fertilizer Association of India), potash imports during the first quarter of 2018 amounted to 1.23 million tonnes, a 50% increase compared to the imports in the corresponding quarter last year.

•
Demand for potash in Brazil continues to be strong. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil in the first quarter of 2018 amounted to 1.69 million tonnes, a 1.3% increase compared to the imports in the corresponding quarter last year.

•
Following the launch of its Bethune mine in Canada, K+S is planning to shut down its Sigmundshall mine at the end of this year, removing 500 thousand tonnes of capacity. In Russia, following significant delays, EuroChem launched its Usolskiy potash mine in March 2018. The second mine (VolgaKaliy) is not scheduled to start until the end of this year. EuroChem recently announced that it expects to produce 640 thousand tonnes of potash in 2018. A new potash mine was inaugurated in Turkmenistan, with a nameplate capacity of 1.4 million tonnes per year. No product from this mine has yet been seen on the international market, but some material was said to be exported to neighboring countries in the region.

•
ICL is continuing the optimization of its European mineral assets: ICL Iberia has met its production targets in the first quarter and continues to implement an efficiency plan that is resulting in a lower cost per tonne, while progressing with construction of the new access tunnel to the mine in the Suria site. ICL UK is progressing with the transition to Polysulphate in the second half of 2018 and the labor reduction process.

•
Metal magnesium – rising raw material and production costs in China have increased prices in this market. However, prices remain 25-30% below regulated markets (price-protected markets). The influence of Chinese prices, combined with lower priced imports from Russia, Kazakhstan and Turkey, have caused a steady price decline in ICL Magnesium’s key markets, which has contributed to lower operating results.

A positive impact on demand is expected following the restart of 300,000 – 400,000 tonnes per year of US primary aluminum capacity as announced by Alcoa, Century Aluminum and Magnitude 7. Additionally, GF Linamar, Spartan Lightweight Metals and Shiloh Industries have announced capacity increases in the US, improving the prospects for alloy sales in this premium market. The President Trump/China “Fair Trade” affair could serve to continue this trend.

40 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

B. Phosphate Commodities

•
The phosphate market continued to firm moderately during the first quarter of 2018, however, prices seem to have stabilized towards the end of March. Some minor decline has been evident in the western hemisphere, with producers trying to place volumes in South America. In the eastern hemisphere, stability is projected to persist with the emergence of demand in India.

•
At the end of the first quarter of 2018, the fertilizing season began in Europe, while in China the season is over and the accumulation of stocks has begun towards the renewal of the season in September.

•
Sulphur prices moderated during the first quarter of 2018 and reached $135 per tonne CFR China at the end of the quarter, compared with a peak level of over $200 per tonne during the second half of 2017.

•
Major capacity increases are still on the way in Morocco and Saudi Arabia. The Moroccan producer OCP, is in the process of commissioning its fourth one million tonne per year finished product phosphate plant in Jorf Lasfar. The Saudi Arabian producer Ma’aden, is in the process of ramping-up its Wa’ad Al Shamal facility with a finished product capacity of 3 million tonnes per year.

•
Export of phosphate fertilizers (DAP, MAP and TSP) from China decreased by 14% during the first quarter of 2018 compared to the corresponding quarter last year, to 1.21 million tonnes, as producers margins were under pressure by stricter environmental regulations and competition from Saudi Arabia.

•	Phosphate fertilizers imports to Brazil (DAP, MAP, TSP, SSP) during the first quarter of 2018 decreased by 18.4% compared to the corresponding quarter last year, to 729 thousand tonnes.

•
In India, the high price of phosphoric acid tilted the scale in favor of importing DAP over producing it from imported acid. According to the FAI (Fertilizer Association of India), DAP imports during the first quarter of 2018 more than doubled to 418 thousand tonnes compared to the corresponding quarter last year. On the other hand, domestic DAP production, using imported rock and acid, decreased by 16.7%compared to the corresponding quarter last year, to 962 thousand tonnes.

•
Demand in the US was firm. According to TFI (The Fertilizer Institute) data, DAP imports in the first two months of 2018 increased by 4.2% compared to the corresponding period last year, to 227 thousand tonnes. MAP imports more than doubled compared to the corresponding period last year, reaching 384 thousand tonnes.

•
The average price of DAP in the first quarter of 2018 was $423 per tonne FOB Morocco, a $33 increase compared to the fourth quarter of 2017 and $51 (14%) increase compared to the first quarter last year (according to CRU - Fertilizer Week Historical Prices, April 5, 2018).

41 Israel Chemicals Limited Q1 2018 Results

•
The average price of phosphate rock (68-72% BPL) in the first quarter of 2018 was $84 per tonne FOB Morocco, a $4 per tonne increase compared to the fourth quarter of 2017, but a $12 per tonne (9%) decrease compared to the first quarter of 2017 (according to CRU - Fertilizer Week Historical Prices,  April 5, 2018). No significant change in the business environment of the phosphate rock market is expected.

•
The Moroccan producer OCP has settled second-quarter phosphoric acid contracts with its Indian joint venture partners at $730 per tonne P2O5 CFR, an increase of $52 per tonne P2O5 CFR compared to the first quarter of 2018. This is following an increase of $111 per tonne in the first quarter of 2018. With this recent increase, green phosphoric acid prices have reached their highest level since December 2015.

•	Market observers are forecasting stability in global prices as higher supply from Morocco and Saudi Arabia are projected to be offset by lower exports from China and higher imports by India.

•
YPH JV’s results in the first quarter of 2018 improved compared to the corresponding quarter last year, driven by a shift to specialty and higher margin products, as well as implementation of efficiency and cost-reduction measures. The off-season period and maintenance activities are expected to negatively impact the JV’s results in the second quarter of 2018.

•
Excluding the insurance compensation received in the first quarter of 2017, in the amount of $10 million, ICL Rotem demonstrated better results in the first quarter of 2018 compared to the corresponding quarter last year, supported by improved market conditions. During the second quarter of 2018, ICL Rotem is expected to enter into a maintenance period mainly in preparation for implementation of the Clean Air Law, which is expected to unfavorably affect the production level and as a result, sales and operating income.

•
In connection with the appeal filed by Adam Teva V’Din – Israeli Association for Environmental Protection (hereinafter – ATD) in the matter of the building permit for Pond 4, in March 2018, the Appeals Committee fully rejected the claims of ATD regarding the permit, which remains in effect up to May 31, 2018. Regarding the permits for Pond 5, the Appeals Committee determined that in connection with the northern part of the Pond, the permits for preparation and use can presently be issued. As for the southern part of the pond, the Committee determined that the permit for continuation of the preparation works and the use permit will be subject to a decision of the Tamar Local Committee, which will be issued pursuant to the results of a discussion, headed by the Ministry of Environmental Protection, relating to the future of the gypsum ponds and their location.

42 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

C. Specialty Fertilizers

•
ICL Specialty Fertilizers’ sales and operating profit increased in the first quarter of 2018 compared to the corresponding quarter last year. The said increase in sales derives mainly from our specialty agriculture activities in Europe, North America and Asia‑Pacific. The strengthening of the main transaction currencies against the dollar coupled with higher volumes had a significant positive effect on the total sales. The business line’s profitability was positively affected by increasing sales volumes, prices and exchange rate effects.

•	ICL Specialty Fertilizers recorded higher sales to Europe despite a delay in fertilizer application due to harsh winter conditions. The business line expects to recover part of the lost sales in Q2.

•	Improved sales volumes were recorded for controlled-release and water‑soluble fertilizers, as well as for straight fertilizers (MAP & MKP), as a result of better demand mainly in Europe and the US.

Results of Operations - Essential Minerals Segment

1-3/2018	1-3/2017	2017
$ millions	$ millions	$ millions
Potash & Magnesium	353	283	1,383
Sales to external customers	325	253	1,258
Sales to internal customers	28	30	125
Phosphate Commodities	265	292	1,052
Sales to external customers	216	247	860
Sales to internal customers	49	45	192
Specialty Fertilizers	221	192	692
Sales to external customers	211	186	671
Sales to internal customers	10	6	21
Setoff	(25)	(33)	(119)
Total segment sales	814	734	3,008
Segment profit	90	66	359

For additional details regarding potash – see ‘Potash – Stand-Alone Activities'.

43 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

Results of operations for the period January – March 2018

Sales analysis	Potash & Magnesium	Phosphate Commodities	Specialty Fertilizers	Setoff	Segment Total
$ millions
Total sales Q1 2017	283	292	192	(33)	734
Quantity	20	(70)	10	7	(33)
Price	31	23	2	-	56
Exchange rate	19	20	17	1	57
Total sales Q1 2018	353	265	221	(25)	814

-
Quantity – the decrease derives mainly from a decrease of phosphate fertilizers (mainly in Europe and Asia) and phosphoric acid quantities sold. This decrease was partly offset by an increase of potash and specialty agriculture products quantities sold.

-	Price – the increase derives mainly from an increase in potash, phosphoric acid and phosphate fertilizers selling prices.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar.

Segment profit analysis	$ millions
Total operating income Q1 2017	66
Quantity	19
Price	56
Exchange rate	(10)
Raw materials	(15)
Energy	(5)
Transportation	(8)
Operating and other (expenses) income	(13)
Total operating income Q1 2018	90

-	Quantity – an improved mix, mainly due to increased share of sales from higher margin sites at ICL Potash, resulted in a positive contribution to the operating income.

-	Price – the increase derives mainly from an increase in potash, phosphoric acid and phosphate fertilizers selling prices.

-
Exchange rate – the decrease derives mainly from the upward revaluation of the euro and the shekel against the dollar, which increased production costs. This decrease was partly offset by the upward revaluation of the euro against the dollar, which increased revenues.

-
Raw materials – the decrease derives mainly from an increase in sulphur prices (used in the green phosphoric acid production in ICL Phosphate Commodities) and an increase in commodity fertilizers prices which are used as raw materials in ICL Specialty Fertilizers.

-	Energy – the decrease derives mainly from an increase in electricity prices, together with higher gas and water costs.

-
Transportation – the negative impact derives mainly from an increase in marine transportation prices and an increase in potash quantities sold, partly offset by a decrease in the quantities of ICL Phosphate Commodities’ products sold.

-	Operating and other (expenses) income – the decrease derives mainly from insurance income in Israel, recorded in the corresponding quarter last year.

44 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

Phosphate Commodities – Stand-Alone Activities

 Phosphate Commodities – Production and Sales

Thousands of tonnes	1-3/2018	1-3/2017	2017
Phosphate rock
Production of rock	1,273	1,400	4,877
Sales*	119	160	498
Phosphate rock used for internal purposes	1,061	1,096	4,300
Phosphate fertilizers
Production	519	570	2,094
Sales*	518	649	2,291

* To external customers.

1-3/2018

-
Production of phosphate rock – in the first quarter of 2018, production of phosphate rock was lower by 127 thousand tonnes than in the corresponding quarter last year, mainly due to decreased production in ICL Rotem in Israel.

-
Sales of phosphate rock – the quantity of phosphate rock sold in the first quarter of 2018 was 41 thousand tonnes lower than in the corresponding quarter last year, mainly due to challenging business environment and unattractive rock prices.

-
Production of phosphate fertilizers – in the first quarter of 2018, production of phosphate fertilizers was lower by 51 thousand tonnes than in the corresponding quarter last year, mainly due to maintenance activities in ICL Rotem and decreased production in YPH joint venture as a result of the shift to specialty products.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the first quarter of 2018 was 131 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in sales in China by the YPH joint venture as a result of the shift to specialty products, and a decrease in sales to Europe due to weather-related application delays.

45 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of dollars	1-3/2018	1-3/2017	2017
Sales to external customers	305	231	1,181
Sales to internal customers *	34	36	149
Total sales	339	267	1,330
Gross profit	142	84	555
Potash business profit	71	41	303
Depreciation and amortization	31	27	121
Capital expenditures	57	57	256
Average potash selling price per tonne - FOB (in $)	244	216	219

* Sales to other business lines of ICL including the magnesium business.

The potash stand-alone activities include, among others, Polysulphate produced in a mine in the UK and salt produced in underground mines in UK and Spain.

Results of operations for the period January – March 2018

Sales analysis	$ millions
Total sales Q1 2017	267
Quantity	21
Price	33
Exchange rate	18
Total sales Q1 2018	339

46 Israel Chemicals Limited Q1 2018 Results

Essential Minerals Segment information as at March 31, 2018 (Unaudited)

Potash business profit analysis	$ millions
Total operating income Q1 2017	41
Quantity	21
Price	33
Exchange rate	(6)
Energy	(2)
Transportation	(13)
Operating and other (expenses) income	(3)
Total operating income Q1 2018	71

-	Quantity – an improved mix, due to increased share of sales from higher margin sites, resulted in a positive contribution to the operating income.

-	Price – the increase derives from an increase in potash selling prices.

-
Exchange rate – the decrease derives mainly from the upward revaluation of the euro and the shekel against the dollar, which increased production costs. This decrease was partly offset by the upward revaluation of the euro against the dollar, which increased revenues.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices and an increase in potash quantities sold.

Potash – Production and Sales

Thousands of tonnes	1-3/2018	1-3/2017	2017
Production	1,160	1,057	4,773
Sales to external customers	1,021	942	4,687
Sales to internal customers	85	72	352
Total sales (including internal sales)	1,106	1,014	5,039
Closing inventory	454	709	400

1-3/2018

-
Production – in the first quarter of 2018, production of potash was 103 thousand tonnes higher than in the corresponding quarter last year. In ICL Iberia, an increase in production derived from an efficiency plan implemented in the beginning of the year and from higher ore grade in the mining area in the current quarter. In addition, in the first quarter of 2017 there was an operational breakdown in the mine tailing channel that unfavorably impacted production in ICL UK.

-
Sales to external customers – the quantity of potash sold to external customers in the first quarter of 2018, was 79 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in potash sales to Asia and South America.

47 Israel Chemicals Limited Q1 2018 Results

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the first quarter of 2018, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the first quarter of 2018, the cash flows provided by operating activities decreased by $159 million compared with the corresponding quarter last year. This decrease derives mainly from higher sales and production quantities, mainly in ICL Potash, resulting in an increase in the trade receivables and inventory, along with lower cash received from derivative transactions in the amount of $34 million.

Net cash provided by investing activities:

In the first quarter of 2018, the cash flows provided by investing activities increased compared with the cash flows used in the corresponding quarter last year, by $915 million. This increase derives mainly from the net cash proceeds received from the sale transaction of the Fire Safety and Oil Additives businesses in the amount of $931 million. The said increase was partly offset due to an increase in the cash flows used for investments in property, plant and equipment, in the amount of $21 million.

Net cash used in financing activities:

In the first quarter of 2018, there was an increase of $38 million in the cash flows used in financing activities compared with the corresponding quarter last year. This increase derives mainly from an increase in repayment of short-term credit, in the amount of $202 million which was offset by an increase in the receipt of long-term debt, net in the amount of $173 million.

Debt Movement

As at March 31, 2018, the net financial liabilities of ICL amounted to $2,269 million, a decrease of $768 million compared with December 31, 2017. The decrease of the net financial liabilities derives mostly from the proceeds received from the sale of the Fire Safety and Oil Additives (P2S5) businesses, which were partially offset by dividend payments in the amount of $69 million and purchases of property, plant and equipment.

The total amount of the securitization framework and credit facility deriving therefrom amounts to $350 million. As at March 31, 2018, ICL had used $311 million of the securitization facility.

ICL also has long-term credit facilities of $2,026 million and €60 million, of which $1,410 million was unutilized as at March 31, 2018.

On March 21, 2018, "Fitch Ratings" has affirmed the Company’s international corporate credit rating at BBB- with a stable outlook. The above-mentioned ratings also apply to the Company’s series D debentures.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.
48 Israel Chemicals Limited Q1 2018 Results

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the three-month period ended March 31, 2018.

Board of Directors and Senior Management Updates

Further to that stated in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, regarding the appointment of Mr. Raviv Zoller as the Company’s CEO, on April 29, 2018, the Company announced that Mr. Zoller will assume his position as ICL’s CEO on May 14, 2018, and will replace the Company’s acting CEO, Mr. Asher Grinbaum.

At the General Meeting of the Company’s shareholders held on April 24, 2018, all of the items on the Day’s Agenda were approved: 1) the service and employment conditions of the Company’s incoming CEO, Mr. Raviv Zoller, and the grant to him of equity compensation in respect of 2018, which will be issued to Mr. Zoller upon his entry into his position, as stated above; 2) a special bonus to the Executive Chairman of the Company’s Board of Directors, Mr. Johanan Locker, in respect of 2017; and 3) renewal of the management services agreement with the Company’s controlling shareholder, Israel Corporation Ltd.

For a description of the items detailed above – see also the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017.

On May 9, 2018, the Company’s Board of Directors decided, after receiving the recommendation and approval of the Company’s Audit Committee from May 8, 2018, to appoint Mr. Amir Meshulam as the Company’s new Internal Auditor. The appointment of the new Internal Auditor will take effect on August 1, 2018 or shortly thereafter. The new Internal Auditor will replace the Company’s presently serving Internal Auditor, Mr. Shmulik Daniel, who has served in his position since August 2014 and will be leaving on retirement.

Risk Factors

In the three-month period ended March 31, 2018, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2017.
49 Israel Chemicals Limited Q1 2018 Results

Legal Proceedings

Derivative Actions

Further to that stated in the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017, in connection with an application for certification of a derivative action filed against the Company, the five highest‑paid senior Company officers and the members of the Company’s Board of Directors, regarding the payment of annual bonuses for the years 2014 and 2015, on April 17, 2018, the applicant filed his reply to the Company’s response to the said application for certification of a derivative action. In addition, on May 2, 2018, the Supreme Court accepted the Company's appeal in connection with the District Court’s decision to reject the Company’s request to submit the report of the Special External Committee established by the Company’s Board of Directors for purposes of examining all the aspects arising from the application for certification (the "Special Committee's Report"), and determined that the Special Committee's Report will be submitted as evidence to the District Court. The Supreme Court further ruled that the applicant shall bear a portion of the Company's expenses in connection with its request for appeal.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at March 31, 2018.

Other Information

Completion of sale of the Fire Safety and Oil Additives (P2S5) businesses

Further to the disclosure provided in the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017, in connection with the agreement for sale of the Company’s Fire Safety and Oil Additives (P2S5) businesses to SK Capital, the Company completed the sale transaction on March 28, 2018.

The net cash proceeds received from the sale transaction amounted to $931 million. The Company recorded a capital gain in its financial statements for the first quarter of 2018, in the amount of $841 million.

50 Israel Chemicals Limited Q1 2018 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 10, 2018